

FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS
FOURTH QUARTER AND YEAR-END 2006 RESULTS
FFO Per Share Exceeds Wall Street's Mean Estimate

ROCHESTER, NY, FEBRUARY 22, 2007 – Home Properties (NYSE:HME) today released financial results for the fourth quarter and year ending December 31, 2006. All results are reported on a diluted basis.

"Home Properties' Funds From Operations per share for 2006 was the highest in the Company's history, and we expect another strong performance in 2007," said Edward J. Pettinella, President and CEO.   "Results in 2006 reflect the success of major initiatives implemented during the year including our geographic repositioning and utility cost recovery programs."

Earnings per share ("EPS") for the quarter ended December 31, 2006 was $2.33, compared to $1.68 for the quarter ended December 31, 2005. The increase is primarily attributable to gains from the sale of real estate during the current quarter in excess of gains recorded in last year's quarter.   During the current quarter, the Company recorded a $107.4 million gain (before minority interest) from sale of real estate as the Company sold all of its properties in Upstate New York.   Results for the 2005 fourth quarter include a gain on sale of real estate of $71.4 million (before minority interest). In addition, included in the 2006 fourth quarter results of discontinued operations is a non-recurring charge of $6.8 million to interest expense in connection with the sale of the Upstate New York portfolio for debt extinguishment costs, which were incurred as a result of prepaying property-specific debt triggered upon sale.

EPS for the year ended December 31, 2006 was $3.15 compared to $2.33 for the year ended December 31, 2005. In addition to the fourth quarter differences for each year described above, the results for 2006 include a $6.1 million increase in utility reimbursements from residents resulting from recovery programs begun during 2006.

For the quarter ended December 31, 2006, Funds From Operations ("FFO") was $36.4 million, or $0.77 per share, compared to $34.2 million, or $0.72 per share, for the quarter ended December 31, 2005. Fourth quarter results exceeded analysts' mean estimate, as reported by Thomson, by $0.01 and equate to a 7.1% increase over the prior year period on a per-share basis. The fourth quarter of 2005 included $0.9 million in losses from Hurricane Wilma at the Company's Florida properties, or 1.9 cents per share.

For the year ended December 31, 2006, FFO was $147.1 million, or $3.07 per share, compared to $137.6 million, or $2.84 per share, for the year ended December 31, 2005, a 6.9% increase in total FFO from the prior year and an 8.0% increase on a per-share basis. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

Fourth Quarter Operating Results

For the fourth quarter of 2006, same-property comparisons (for 106 "Core" properties containing 31,253 apartment units owned since January 1, 2005) reflected an increase in total revenues of 3.9% compared to the same quarter a year ago. Net operating income ("NOI") increased by 6.0% from the fourth quarter of 2005. Property level operating expenses increased by 1.3% for the quarter, primarily due to increases in repairs and maintenance and real estate taxes, offset in part by a reduction in natural gas heating costs and snow removal expenses.

Although our energy cost recovery program is mitigating the volatility of operating results because resident reimbursements are offsetting more of the Company's utility expense, we still experience some variation from quarter to quarter due to seasonal weather conditions. Because of the warmer than anticipated weather, the Company's heating costs were lower in the fourth quarter, resulting in a lower level of costs passed on to residents and, therefore, a reduced level of utility reimbursement from residents than projected in guidance.

Average economic occupancy for the Core properties was 93.5% during the fourth quarter of 2006 compared to 94.0% during the fourth quarter of 2005. Average monthly rental rates increased 3.1% to $1,085 compared to the year-ago period. The 3.1% increase in rental rates partially offset by the 0.5% decrease in occupancy produced 2.5% growth in rental income. Additional revenue from the water and sewer and heat cost recovery programs, in lieu of rent increases, is included in the property other income line item, contributing to the increase in total revenue of 3.9% year over year. If the recovery were included in rent instead of property other income, total rental income would be up 4.0%.

On a sequential basis, compared to the 2006 third quarter results for the Core properties, total revenues were up 0.4% in the fourth quarter of 2006, expenses were up 5.5%, and net operating income was down 2.8%. Average economic occupancy decreased 0.3% to 93.5%; however, average monthly rents were 0.4% higher. The sequential expense growth can be attributed to typical seasonality of higher natural gas heating and snow removal costs incurred in the fourth quarter, partially offset by lower maintenance costs.

Occupancies for the 5,701 net apartment units acquired/developed between January 1, 2005 and December 31, 2006 (the "Recently Acquired Communities") averaged 93.0% during the fourth quarter of 2006, at average monthly rents of $1,113.

"With net operating income growth of 6.0% in the fourth quarter and 6.8% for 2006, the highest in five years, we are very pleased with the results of our ongoing operations and utility cost recovery programs, especially since we now have seen its success during part of a winter season," said Pettinella.

Year-to-Date Operating Results

For the year ended December 31, 2006, same-property comparisons for the Core properties reflected an increase in total revenues of 5.0%, resulting in a 6.8% increase in net operating income compared to 2005. Property level operating expenses increased by 2.8%, primarily due to increases in electricity, natural gas heating costs, repairs and maintenance and property insurance, offset in part by reductions in personnel expense, advertising and snow removal expense.

Average economic occupancy for the Core properties was 94.0% during 2006, compared to 93.8% a year ago, with average monthly rental rates (not including utility reimbursements) rising 3.1% year over year.   If the utility recoveries were included in rent, total revenue would be up 4.8%.

Acquisitions

The Company previously announced the acquisition during the 2006 fourth quarter of four apartment communities: Heritage Woods (164 units) and Topfield Apartments (156 units) located in Maryland for $32.4 million; The Coves at Chesapeake (469 units), also in Maryland, for $67.0 million; and Mount Vernon Square (1,387 units) located in Alexandria, Virginia for $144.8 million.

For the full year 2006, Home Properties acquired a total of eight communities with 3,067 units for total consideration of $360.1 million. The weighted average expected first year capitalization rate ("cap rate") for the acquired communities was 6.7%.

In addition, on February 15, 2007, the Company acquired two communities in unrelated transactions: The Townhomes of Beverly (204 units) in Beverly, MA for $36.4 million and Jacob Ford Village (270 units) in Morristown, NJ for $25.4 million. Consideration for Jacob Ford Village included $21.1 million of Operating Partnership (OP) units with the balance paid in cash. For purposes of determining the number of OP units issued, a value of $58.74 was set when the transaction was negotiated in the summer of 2006, which exceeded the general price range at which HME common stock was trading at that time.   The Townhomes of Beverly were purchased 100% with cash. The weighted average first year capitalization rate (after allocating 3.0% of rental revenues for management and overhead expenses and before normalized capital expenditures of approximately $525 per unit annually) is anticipated to be 5.8% on the Beverly, MA acquisition and 5.5% on the Morristown, NJ purchase. Both acquisitions have significant upside potential to move up the cap rate in subsequent years.

Dispositions

The Company previously announced the completion of the Upstate New York portfolio sale, comprised of 18 properties (4,567 units) for total consideration of $257.4 million. A gain on sale of $107.6 million (before minority interest) is included in the 2006 fourth quarter results.

For the full year 2006, Home Properties sold 39 communities (9,705 units) for total consideration of $495.3 million.   The weighted average first year cap rate for the sold communities (mainly consisting of the slower growth markets of Detroit and Upstate New York) was 7.6%.

Capital Markets Activities

During the fourth quarter of 2006, the Company issued $200 million of exchangeable senior notes with a coupon of 4.125%.   The notes are convertible into cash equal to the principal amount of the notes and, at the Company's option, cash or common stock for the exchange spread (to the extent that the market price of common stock exceeds the initial exchange price of $73.34 per share) subject to adjustment. The notes are not redeemable at the option of the Company for five years, except to preserve the status of the Company as a REIT. Holders of the notes may require the Company to repurchase the notes upon the occurrence of certain designated events. In addition, prior to November 1, 2026, the holders may require the Company to repurchase the notes on November 1, 2011, 2016 and 2021.

The combined proceeds from the exchangeable senior notes, together with the proceeds from the sale of the Upstate New York portfolio, were used to repurchase stock ($58 million on October 24, 2006 concurrent with the notes closing), repay certain indebtedness, and acquire properties in select East Coast markets and will be used to redeem the 9.0% Series F Cumulative Redeemable Preferred Stock on March 26, 2007, as previously announced.

As of December 31, 2006, the Company's ratio of debt-to-total market capitalization was 42.9% (based on a 12/29/2006 stock price of $59.27 to determine equity value), with no outstanding balance on its $140 million revolving credit facility and $118.2 million of unrestricted cash on hand. In addition, $40.1 million of cash was in escrow with a qualified intermediary awaiting completion of 1031 exchanges. Mortgage debt of $1.9 billion was outstanding, at rates of interest averaging 5.8% and with staggered maturities averaging approximately six and one-half years and the exchangeable senior notes outstanding of $200 million. Approximately 98.6% of total indebtedness is at fixed rates (including the exchangeable senior notes). Interest coverage averaged 2.3 times during the quarter (2.4 for the year); and the fixed charge ratio, which includes preferred dividends, averaged 2.2 times for both the quarter and year.

The Company estimates its net asset value ("NAV") per share at December 31, 2006 to be $62.08 based on capitalizing at 5.90% the total of the annualized and seasonally adjusted fourth quarter property net operating income, plus a 4% growth factor, minus a management fee. The Company believes the cap rate used reflects current market conditions.

During the fourth quarter of 2006, the Company repurchased 933,226 of its common shares for $58 million, or a weighted average price of $62.15 per share. For the year, the total shares repurchased were approximately 2.6 million shares for $142.5 million, or $54.53 per share. During the quarter, the Board increased the buyback authorization by 2 million shares/units; and, as of December 31, 2006, the Company has Board authorization to buy back up to approximately 2.6 million additional shares of its common stock or Operating Partnership Units.

Outlook

For 2007, the Company expects Operating FFO per share between $3.16 and $3.28 per share, which will produce Operating FFO per share growth of 2.9% to 6.8% when compared to 2006 results. This guidance range reflects management's current assessment of economic and market conditions. The assumptions for the 2007 projections are included with the published supplemental information. In addition, when the Series F Perpetual Preferred shares are redeemed at the end of the first quarter 2007, the Company will incur a charge to FFO of $2.1 million for the original issuance costs, or $0.04 cents per share. This charge will be reported in FFO per share results but has been excluded from Operating FFO.

The quarterly breakdown for the 2007 guidance on Operating FFO per share results is as follows: First quarter $0.71 to $0.74; second quarter $0.81 to $0.84; third quarter $0.84 to $0.87; fourth quarter $0.80 to $0.83.

Conference Call

The Company will conduct a conference call and simultaneous Webcast tomorrow at 11:00 AM Eastern Time to review and comment on the information reported in this release. To listen to the call, please dial 800-266-2145 (International 212-676-5362). A replay of the call will be available through March 2, 2007, by dialing 800-633-8284 or 402-977-9140 and entering 21319513. The Company Webcast, which includes a slide presentation, will be available, live at 11:00 AM and archived by 2:00 PM, through the "Investors" section of our Web site, www.homeproperties.com, on the Investor Relations home page.

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and net asset value. The supplemental information is available via the Company's Web site, e-mail or facsimile upon request.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast, Mid-Atlantic and Southeast Florida markets. Currently, Home Properties operates 129 communities containing 39,622 apartment units. Of these, 37,440 units in 125 communities are owned directly by the Company; 868 units are partially owned and managed by the Company as general partner, and 1,314 units are managed for other owners. For more information, visit Home Properties' Web site at www.homeproperties.com.

Tables to follow.

Fourth Quarter Results:	Avg. Economic Occupancy[a]		Q4 '06 Average Monthly Rent/ Occ Unit	Q4 '06 vs. Q4 '05			
	Q4 '06	Q4 '05		% Base Rental Rate Growth	% Base Rental Revenue Growth[d]	% Total Rental Revenue Growth[e]	% NOI Growth
Core Properties[b]	93.5%	94.0%	$1,085	3.1%	2.5%	4.0%	6.0%
Acquisition Properties[c]	93.0%	NA	$1,113	NA	NA	NA	NA
TOTAL PORTFOLIO	93.4%	94.0%	$1,088	NA	NA	NA	NA

Year-To-Date Results:	Avg. Economic Occupancy[a]		YTD '06 Average Monthly Rent/ Occ Unit	YTD '06 vs. YTD '05			
	YTD '06	YTD '05		% Base Rental Rate Growth	% Base Rental Revenue Growth[d]	% Total Rental Revenue Growth[e]	% NOI Growth
Core Properties[b]	94.0%	93.8%	$1,073	3.1%	3.4%	4.8%	6.8%
Acquisition Properties[c]	92.8%	NA	$1,106	NA	NA	NA	NA
TOTAL PORTFOLIO	93.9%	93.8%	$1,076	NA	NA	NA	NA

[a] Average economic occupancy is defined as total possible rental income, net of vacancy and bad debt expense as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[b] Core Properties includes 106 properties with 31,253 apartment units owned throughout 2005 and 2006.

[c] Reflects 17 properties with 5,701 apartment units acquired/developed subsequent to January 1, 2005.

[d] Net of effect of occupancy changes.

[e] Including utility reimbursements from residents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended 31-Dec		Year Ended 31-Dec	
	2006	**2005**	**2006**	**2005**
Rental income	$ 109,267	$ 97,357	$420,988	$378,506
Property other income	7,728	5,797	27,775	19,415
Interest income	998	348	1,761	581
Other income	755	520	3,468	2,023
Total revenues	118,748	104,022	453,992	400,525
Operating and maintenance	49,781	45,609	190,845	174,906
General and administrative	5,923	5,209	22,626	19,652
Interest	27,800	24,436	106,773	92,178
Depreciation and amortization	25,976	22,325	96,142	80,944
Impairment of assets held as General Partner	-	-	-	400
Total expenses	109,480	97,579	416,386	368,080
Income from operations	9,268	6,443	37,606	32,445
Minority interest in Operating Partnership	(2,270)	(1,690)	(9,614)	(8,629)
Income from continuing operations	6,998	4,753	27,992	23,816
Discontinued operations				
Income (loss) from operations, net of minority interest	(2,652)	2,624	3,745	3,721
Gain (loss) on disposition of property, net of minority Interest	76,587	47,685	78,748	53,975
Discontinued operations	73,935	50,309	82,493	57,696
Net Income	80,933	55,062	110,485	81,512
Preferred dividends	(1,350)	(1,350)	(5,400)	(6,279)
Net income available to common shareholders	$ 79,583	$ 53,712	$105,085	$ 75,233

Reconciliation from net income available to common shareholders to Funds From Operations:

Net income available to common shareholders	$ 79,583	$ 53,712	$105,085	$ 75,233
Real property depreciation and amortization	25,404	25,162	99,421	97,686
Minority Interest	2,270	1,690	9,614	8,629
Minority Interest – income (loss) from discontinued operations	(1,066)	1,304	1,947	1,828
Loss (gain) on disposition of discontinued operations	(76,587)	(47,685)	(78,748)	(46,650)
Loss from early extinguishment of debt in connection with sale of real estate	6,800	-	9,770	-
FFO - basic [1]	$ 36,404	$ 34,183	$147,089	$136,726

[1] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, minority interest and extraordinary items plus depreciation from real property. In 2006, the Company added back debt extinguishment costs which were incurred as a result of repaying property specific debt triggered upon sale as a gain loss on sale of the property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended 31-Dec		Year Ended 31-Dec	
	2006	2005	2006	2005
FFO – basic	$ 36,404	$ 34,183	$ 147,089	$ 136,726
Preferred dividends - convertible preferred stock [2]	-	-	-	880
FFO – diluted	$ 36,404	$ 34,183	$ 147,089	$ 137,606
FFO – basic	$ 36,404	$ 34,183	$ 147,089	$ 136,726
Preferred dividends - convertible preferred stock	-	-	-	880
(Gain)loss on disposition of discontinued operations	-	-	-	400
FFO - operating [4]	$ 36,404	$ 34,183	$ 147,089	$ 138,006
FFO – basic	$ 36,404	$ 34,183	$ 147,089	$ 136,726
Preferred dividends - convertible preferred stock	-	-	-	880
Recurring non-revenue generating capital expenses	(5,077)	(5,526)	(21,559)	(21,886)
AFFO [5]	$ 31,327	$ 28,657	$ 125,530	$ 115,720
FFO – operating	$ 36,404	$ 34,183	$ 147,089	$ 138,006
Recurring non-revenue generating capital expenses	(5,077)	(5,526)	(21,559)	(21,886)
AFFO - operating	$ 31,327	$ 28,657	$ 125,530	$ 116,120
Weighted average shares/units outstanding:				
Shares – basic	33,254.5	31,680.3	32,697.8	31,962.1
Shares – diluted	34,091.4	31,983.3	33,337.6	32,328.1
Shares/units – basic [3]	46,620.4	47,420.1	47,262.7	47,714.3
Shares/units – diluted [3]	47,457.3	47,723.0	47,902.4	48,411.3
Per share/unit:				
Net income – basic	$2.39	$1.70	$3.21	$2.35
Net income – diluted	$2.33	$1.68	$3.15	$2.33
FFO – basic	$0.78	$0.72	$3.11	$2.87
FFO – diluted	$0.77	$0.72	$3.07	$2.84
Operating FFO – diluted, before real estate impairments [4]	$0.77	$0.72	$3.07	$2.85
AFFO [5]	$0.66	$0.60	$2.62	$2.39
Operating AFFO – before real estate impairments [4] [5]	$0.66	$0.60	$2.62	$2.40
Common Dividend paid	$0.65	$0.64	$2.57	$2.53

[2] The convertible preferred stock has a dilutive effect on the per-share calculation for the year ended December 31, 2005. On May 26, 2005 the convertible preferred stock was converted and is included in outstanding common shares from the date of conversion.

[3] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

[4] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of real estate impairment charges. This is presented for a consistent comparison of how NAREIT defined FFO in 2003.

[5] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $525 per apartment unit. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data - Unaudited)

	December 31, 2006	2005
Land	$ 493,017	$ 401,747
Construction in progress	1,409	4,471
Buildings, improvements and equipment	2,957,336	2,700,554
Real estate held for sale or disposal, net	-	223,938
	3,451,762	3,330,710
Accumulated depreciation	(450,129)	(446,159)
Real estate, net	3,001,633	2,884,551
Cash and cash equivalents	118,212	5,391
Cash in escrows	74,069	36,674
Accounts receivable	9,287	7,372
Prepaid expenses	15,059	16,141
Deferred charges	13,619	11,156
Other assets	8,539	12,536
Other assets held for sale	-	4,049
Total assets	$3,240,418	$2,977,870
Mortgage notes payable	$1,924,313	$1,768,483
Exchangeable senior notes	200,000	-
Line of credit	-	82,000
Accounts payable	20,797	19,458
Accrued interest payable	10,473	8,274
Accrued expenses and other liabilities	24,697	22,565
Security deposits	21,979	21,657
Liabilities held for sale	-	75,352
Total liabilities	2,202,259	1,997,789
Minority interest	282,542	323,269
Stockholders' equity	755,617	656,812
Total liabilities and stockholders' equity	$3,240,418	$2,977,870
Total shares/units outstanding:		
Common stock	33,103.2	31,184.3
Operating partnership units	13,290.4	16,716.7
	46,393.6	47,901.0

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For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237